UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Bonds.com Group, Inc.
(Name of Issuer)

Common Stock, $.0001 par value per share
(Title of Class of Securities)

098003106
(CUSIP Number)

Thomas M. Thees c/o Bonds.com Group, Inc. 1500 Broadway, 31st Floor New York, NY 10036
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 20, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 098003106	13D/A	Page 2 of 4 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Thomas M. Thees
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 121,875(1)
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER 121,875(1)
	10.	SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 121,875(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.61%
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1) On April 25, 2013, the Issuer implemented a 1-for-400 reverse split of its common stock (“Reverse Stock Split”).  All share and exercise price information in this Statement reflect the Reverse Stock Split. The shares reported as beneficially owned are comprised of shares of Common Stock, par value $0.0001 per share (the “Common Stock”), the Reporting Person has the right to acquire (within 60 days from the date of this statement) upon the exercise of a non-qualified stock option granted to the Reporting Person on May 10, 2012.  The remaining 73,125 shares of Common Stock under such option are not exercisable within 60 days from the date of this Statement, and such remaining shares continue to vest quarterly over a period of three years that began on June 1, 2012.  The exercise price under such option was amended to $8.35 on June 20, 2013.

CUSIP No. 098003106	13D/A	Page 3 of 4 Pages

Amendment No. 1 to Statement on Schedule 13D

This Amendment No. 1 to Statement on Schedule 13D (this “Amendment No. 1”) amends the Statement on Schedule 13D (the “Statement”) filed May 21, 2012. Except as specifically amended by this Amendment No. 1, the Statement remains in full force and effect.  Capitalized terms used and not otherwise defined in this Amendment No. 1 shall have the meanings given to them in the Statement.  The information set forth in response to each separate Item shall be deemed to be a response to all Items where such information is relevant.

The following Items are amended by this Amendment No. 1 as follows:

Item 1.  Security and Issuer.

Item 1 is hereby deleted in its entirety and replaced with the following:

This Schedule 13D relates to the Common Stock of Bonds.com Group, Inc (the "Issuer"), whose principal executive offices are located at 1500 Broadway, 31st Floor, New York, New York 10036.

Item 2.  Identity and Background.

 Item 2(b) is hereby deleted in its entirety and replaced with the following:

The business address of the Reporting Person is:

c/o: Bonds.com Group, Inc.
1500 Broadway, 31st Floor
New York, New York 10036

The last sentence of Item 2(c) is hereby deleted and replaced in its entirety with the following:

The Issuer’s principal business is financial services and its address is 1500 Broadway, 31st Floor, New York, New York 10036.

Item 3.  Source or Amount of Funds or Other Consideration.

Item 3 is hereby deleted in its entirety and replaced with the following:

On May 10, 2012, the Issuer granted to the Reporting Person a non-qualified stock option for the purchase of 195,000 shares of Common Stock at an exercise price of $36.00 per share, of which 121,875 shares have vested or will vest within sixty days of this Statement.  The remaining 73,125 shares of Common Stock are not exercisable within sixty days from the date of this Statement (and are not included in the number of shares reported herein), and such remaining shares will continue to vest on a quarterly basis over a period of three years that began on June 1, 2012.  The non-qualified stock options expire on May 10, 2019.

On June 20, 2013, the Issuer repriced the exercise price of the Reporting Person’s non-qualified stock options to $8.35 per share of Common Stock.

Item 5.  Interest in Securities of the Issuer.

 Item 5(a) is hereby deleted in its entirety and replaced with the following:

As of the date hereof, 121,875 shares of Common Stock may be deemed beneficially owned by the Reporting Person.  Such shares represent 33.61% of the issued and outstanding shares of Common Stock (assuming the issuance of the shares of Common Stock beneficially owned by the Reporting Person).  The Reporting Person has the right to acquire such shares of Common Stock within 60 days from the date of this Statement upon the exercise of a non-qualified stock option.

CUSIP No. 098003106	13D/A	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 27, 2013	/s/ Thomas M. Thees
Thomas M. Thees